UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-34936

Noah Holdings Limited

(Registrant’s name)

No. 1226, South Shenbin Road, Minhang District,

Shanghai, People’s Republic of China

+86 (21) 8035-8292

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXHIBIT INDEX

Exhibit 99.1	HKEx Circular – Circular for Annual General Meeting
Exhibit 99.2	HKEx Announcement – Notice of Annual General Meeting
Exhibit 99.3	Form of Proxy for Annual General Meeting
Exhibit 99.4	Voting Card for Holders of American Depositary Shares
Exhibit 99.5	Voting Card for Holders of Restricted American Depositary Shares
Exhibit 99.6	Depositary’s Notice of Annual General Meeting to Holders of American Depositary Shares
Exhibit 99.7	Depositary’s Notice of Annual General Meeting to Holders of Restricted American Depositary Shares
Exhibit 99.8	HKEx Announcement – Final Dividend for the Year Ended December 31, 2024 (Updated)
Exhibit 99.9	HKEx Announcement – Special Dividend (Updated)
Exhibit 99.10	HKEx Announcement – Corporate Governance and Nominating Committee Charter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

Date: April 25, 2025